Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

August 10, 2023

Via EDGAR

Suying Li

Joel Parker

Alyssa Wall

Donald Field

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	New Whale Inc. and World Wrestling Entertainment, Inc.
Amendment No. 1 to Registration Statements on Form S-4
Filed June 23, 2023
File Nos. 333-271893 and 333-271893-01

Ladies and Gentlemen:

On behalf of our clients, New Whale Inc. and World Wrestling Entertainment, Inc. (the “Companies”), set forth below are responses to the comments (the “Comments”) of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) set forth in the Staff’s letter of July 17, 2023 (the “Comment Letter”) with respect to the Companies’ Amendment No. 1 to Registration Statements on Form S-4, File Nos. 333-271893 and 333-271893-01, filed with the Commission on June 23, 2023 (the “Amended Registration Statements”).

In connection with this letter responding to the Comment Letter, the Companies are concurrently filing Amendment No. 2 to the Amended Registration Statements (“Amendment No. 2”). In addition to changes made to reflect the responses contained in this letter, Amendment No. 2 also includes other changes that are intended to update the information contained therein.

For the convenience of the Staff, the Companies have restated in this letter each of the Comments in bold and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined herein have the meanings given to such terms in Amendment No. 2. All references to page numbers and captions correspond to the page numbers and captions included in Amendment No. 2, unless (i) otherwise indicated and (ii) for those page numbers and captions in the Comments which refer to the page numbers and captions of the Amended Registration Statements.

The Companies have asked us to convey the following as their responses to the Staff:

1.

We note your amended disclosure in response to comment 2. Please expand your disclosure to clearly state the equity stake and voting power which former public stockholders of WWE will own following the closing of the transactions. In this regard, we note the phrase “other WWE stockholders” includes the ownership of former insiders of WWE. Please include enough information so that public stockholders of WWE can fully understand how the transactions will impact their equity stake and voting power in the New PubCo, not including former insiders of WWE. In this regard, we note that Linda McMahon and Stephanie McMahon hold notable equity stakes in WWE.

Response to Comment 1: The Companies acknowledge the Staff’s comment and in response have revised the disclosure on pages 3, 4, 6, 63, 69 and 83 through 87 of Amendment No. 2.

Suying Li

Joel Parker

Alyssa Wall

Donald Field

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

2.

We note your amended disclosure in response to comment 5 and reissue. We note that UFC is carrying a significant amount of debt with variable interest rates. Please expand your discussion of interest rates to specifically identify the impact of rate increases on UFC’s operations and how UFC’s business has been affected. We note the disclosure of the amount and percent of net increase in UFC’s interest expense. Please provide more detailed disclosure discussing the impact of that increase on UFC’s operations and business.

Response to Comment 2: The Companies acknowledge the Staff’s comment and in response have revised the disclosure on page 55 of Amendment No. 2.

3.	Refer to adjustment 4(a). Please reconcile the amounts provided in this note to the net cash adjustment of $8,512.

Response to Comment 3: The Companies acknowledge the Staff’s comment and advise the Staff that the net cash adjustment of $8,512 related to the New PubCo pro forma balance sheet as of March 31, 2023 is calculated as follows:

Adjustment Description	Amount (in thousands)
Expected EDR OpCo cash contribution to Holdco	$15,414
Less: Residual WWE cash expected to be distributed to former WWE Shareholders	(6,902)

Total New PubCo Cash Transaction Accounting adjustments as of March 31, 2023	$8,512

The net cash transaction accounting adjustment of $64,709 related to the New PubCo pro forma balance sheet as of June 30, 2023 is calculated as follows:

Adjustment Description	Amount (in thousands)
Expected HoldCo cash distribution to EDR OpCo	$(21,322)
Add: Residual WWE cash expected to be distributed to former WWE shareholders	(43,387)

Total New PubCo Cash Transaction Accounting adjustments as of June 30, 2023	$(64,709)

The Companies have revised footnote 4(a) to show the components of the estimated distribution of $251,250 as of June 30, 2023 between cash and short-term investments on page 222 of Amendment No. 2.

4.

We note your amended disclosure in response to comment 19 and reissue in part. In this regard, we note the statement “THIS SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE.” Public investors are entitled to rely on the included tax opinion. Please revise the section throughout to remove any inappropriate disclaimers or limitations on reliance. Refer to Section III.D.1 of Staff Legal Bulletin No. 19 which includes examples of inappropriate disclaimers including those underlined above.

Response to Comment 4: The Companies acknowledge the Staff’s comment and in response have revised the disclosure on pages 26, 143 and 255 of Amendment No. 2.

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Suying Li

Joel Parker

Alyssa Wall

Donald Field

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3220 or Benjamin Goodchild at (212) 373-3647.

Sincerely,

/s/ Kyle T. Seifried
Kyle T. Seifried

cc:	Maurice F. Edelson

New Whale Inc.

World Wrestling Entertainment, Inc.

Scott A. Barshay

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Chelsea N. Darnell

Jonathan L. Davis

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Endeavor Group Holdings, Inc.

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